Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES AMEX: REE September 15, 2010 Ref: 20-2010

Rare Element Reports Initial Drilling Results from 2010 Rare Earths Drilling on the Bull Hill SW Resource Area

HIGHLIGHTS:
Hole	FEET	Total Rare Earth Oxides

RES 09-21	93	4.08%
	59	8.79%
	96	5.59%
RES 10-01	42.5	6.21%
RES 10-01A	97	6.57%
RES 10-02	38	6.88%
RES 10-03	42	12.02%
RES 10-04	162.7	4.64%
RES 10-06	15	11.96%
RES 10-07	25.7	9.86%
	97.5	8.43%
RES 10-12	58.5	5.54%
	13	9.34%

Vancouver B.C. - Rare Element Resources Ltd. (TSX-V: RES and AMEX: REE) is pleased to announce rare earth element (REE) assay results from thirteen drill holes completed during the  ongoing 2010 core drilling program at the Company's 100% owned Bear Lodge property, located in northeastern Wyoming, USA (Figure 1). The results include a drill hole (RES 09-21) started during the 2009 drilling program, but completed during the 2010 program. All of the holes were drilled on the Bull Hill Southwest target, where an updated NI 43-101-compliant resource was estimated earlier this year. The objectives of the current drilling program are to expand the Bull Hill SW oxide resource and upgrade the resource category, and to explore for additional REE resources at the Bull Hill NW and Whitetail Ridge target areas.

Company Vice President Jim Clark states: “We are pleased with the initial results from our 2010 drilling program which include some of the highest grades drilled to date at Bear Lodge. The deposit remains open and with robust grades along strike to the southeast. We are anticipating the initial assay results from two holes at the Whitetail Ridge target, and from the initial 2010 drill holes at the Bull Hill NW target soon. These two areas are separate from the Bull Hill South West area.”

Drilling Results

The host for all rare earth mineralization in the Bear Lodge Mountains is a large alkaline igneous complex that forms the core of the mountain range. Rare earth mineralization intersected in the thirteen drill holes is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes along the southwest flank of the Bull Hill diatreme in host rock that consists largely of heterolithic intrusive breccia. FMR refers to the major constituents of the highly oxidized, former carbonatite dikes that occur in the depth range from the surface to 300-500 beneath the surface– F (FeOx)-M (MnOx)-R (REE minerals).

REE assay values are reported by convention as the combined oxide equivalents (REO) of the fifteen elements in the lanthanide series + yttrium. The oxide equivalents are approximately 15.6% higher than the combined metal assay values. The Bear Lodge project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, and neodymium), and economically important quantities of several of the “heavy” REE (europium, dysprosium, and terbium).

Ten of the holes were drilled along a bearing of N45ºE, while three of the holes were drilled on a bearing of S45ºW from a series of sites on a resource evaluation grid established for the Bull Hill SW deposit in conjunction with Ore Reserves Engineering, the Company’s resource estimation consultant (Figure 1). The bearing, inclination, and assay intercepts from the REE-mineralized sections for each of the drill holes are summarized in Table 1 below.

Table 1. Summary of REE-mineralized drill intercepts:

Drill hole RES09-21 (completed in 2010; N45E, -69º; total depth 1103 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
188-281’	93’	32’	FMR dikes	4.08% (includes 35’@5.43%)
291-321’	30’	20’	FMR dikes and stockwork	2.08%
339.5-398.5	59’	20’	FMR dikes and stockwork	8.79% (includes 32’@12.82%)
449-463.5	14.5’	8’	FMR dikes	6.48%
512-608’	96’	39’	Transitional carbonatite dikes	5.59%
800-810’	10’	10’	Carbonatite dikes and stockwork	2.10%
1060-1081’	21’	13’	Carbonatite dikes	1.83%

Drill Hole RES10-01 (N45E, -45º; t.d. 530 feet)

Interval	Intercept	Est. true thickness	Mineralized lithology	TREO (%)
88.5-131’	42.5’	22’	FMR dikes and stockwork	6.22%
231-237’	6’	4.5’	FMR dikes and stockwork	4.99%
363-368’	5’	3.5’	Transitional carbonatite stockwork	4.27%

Drill Hole RES10-01a (N45E, -50º; t.d. 160 feet)

Interval	Intercept	Est. true thickness	Mineralized lithology	TREO (%)
63-160’	97’	55’	FMR dike and stockwork	6.15% (includes 25.5’@15.00%)

Drill Hole RES10-02 (N45E, -70º; t.d. 530 feet)

Interval	Intercept	Est. true thickness	Mineralized lithology	TREO (%)
47-57’	10’	3.5’	Transitional carbonatite stockwork	2.56%
202-240’	38’	21’	Transitional carbonatite dike	6.88%
400-427’	27’	12.5’	FMR in fault gouge	1.99%

Drill Hole RES10-03 (N45E, -45º; t.d. 498 feet)

Interval	Intercept	Est. true thickness	Mineralized lithology	TREO (%)
103.5-145.5’	42’	36.5’	FMR dike and stockwork	12.02%
374-428’	54’	43’	FMR dikes and stockwork	2.61%

Drill Hole RES10-04 (N45E, -70º; t.d. 498.5 feet)

Interval	Intercept	Est. true thickness	Mineralized lithology	TREO (%)
261-423.7’	162.7’	53’	Transitional carbonatite dike and stockwork	4.64% (includes 53.5’@6.70%)
463.5-473.5’	10’	5.5’	Transitional carbonatite stockwork	2.78%

Drill Hole RES10-05 (S45W, -45º; t.d. 400 feet)

No significant results

Drill Hole RES10-06 (N45E, -45º; t.d. 484 feet)

Interval	Intercept	Est. true thickness	Mineralized lithology	TREO (%)
168-183’	15	10.5’	Transitional carbonatite dike	11.96%
197-202.5’	5.5’	4’	Transitional carbonatite dike	9.90%
399-419’	20’	13’	FMR stockwork	2.54%

Drill Hole RES10-07 (N45E, -70º; t.d. 491 feet)

Interval	Intercept	Est. true thickness	Mineralized lithology	TREO (%)
112-125.5’	13.5’	4.8’	FMR dikes	7.55%
213-238.7’	25.7’	15’	FMR dikes	9.86%
350-360’	10	4.2’	Transitional carbonatite dikes	4.10%
377-474.5’	97.5’	80’	Transitional carbonatite dike	8.43%; includes 63’@9.92%

Drill Hole RES10-08 (N45E, -45º; t.d. 568.5 feet)

Interval	Intercept	Est. true thickness	Mineralized lithology	TREO (%)
343-362’	19’	11.3’	FMR stockwork	3.19%
447-455’	8’	4’	FMR stockwork	2.40%

Drill Hole RES10-09 (N45E, -70º; t.d. 767 feet)

Interval	Intercept	Est. true thickness	Mineralized lithology	TREO (%)
466.5-497’	30.5’	24.3’	FMR dikes and stockwork	1.68%
517-547.5’	30.5’	15’	Transitional carbonatite stockwork	2.05%
567-577’	10’	2.5’	Carbonatite stockwork	1.98%
627-647’	20	7.5’	Carbonatite dikes	3.43%

Drill Hole RES10-10 (S45W, -45º; t.d. 514.5 feet)

Interval	Intercept	Est. true thickness	Mineralized lithology	TREO (%)
470-514.5’	44.5’	27.5’	Transitional carbonatite dike	2.98%

Drill Hole RES10-12 (S45W, -85º; t.d. 593 feet)

Interval	Intercept	Est. true thickness	Mineralized lithology	TREO (%)
121.5-180’	58.5’	10’	FMR dikes	5.54%; includes 12.5’@12.10% and 12’@10.47%
213-283’	70’	38’	FMR dikes (low recovery)	2.35%; includes 8’@10.89%
410-423’	13’	3’	FMR dike	9.34%
521-573’	52’	20’	Carbonatite dike and stockwork	3.30%

Drill holes RES10-1, 1a, 2, 3, 4, 5, 6, and 7 were drilled in the southeastern part of the Bull Hill SW deposit area, while drill holes RES10-8, 9, 10, and 12 tested the northwestern deposit area. The drilling results show that the target FMR and carbonatite bodies exhibit strong REE mineralization over a strike length of more than 1400 feet (426m). Detailed correlations of drill intercepts suggest a structural bias toward vertical or near vertical dips and a change in strike from northwesterly to almost due north in the northern third of the deposit.

The Company is in the process of preparing a Preliminary Economic Assessment on the Bear Lodge Project which will be announced shortly. The results from the 2010 REE drill program, including the results written above, will not be included in the Preliminary Economic Assessment.

Assaying and Quality Control

Assaying for the rare earth elements was conducted by ALS Chemex in their Vancouver, British Columbia assay facility. ALS Chemex Vancouver is accredited to ISO 9001 and operates according to ALS Group standards consistent with ISO 17025 methods at other laboratories. The samples were prepared and subjected to lithium metaborate fusion, followed by ICP analysis and a mass spectroscopy finish.

Analytical quality is monitored through the use of randomly inserted quality control samples, including standards, blanks, and duplicates, which are blinded to the analytical laboratory. Results of the analyses at ALS Chemex are evaluated continuously, and the results indicate acceptable accuracy and precision. Blank analyses also indicated no issues with carry-over contamination. The Company is also conducting a series of analytical “round-robin” test of four laboratories using samples with a known range of chemistry. The purpose of these tests is to evaluate the ongoing performance of the primary lab and to rank and rate the several labs that could be used as check labs or alternative options as a primary.

Rare Element Resources Ltd (TSX-V: RES: AMEX: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

N
S
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Whitetail Ridge
RES10-20RES10-21
Northwest Bull Hill
RES10-22
RES10-18RES10-19
RES10-15RES10-16
RES10-14RES10-17
RES10-11RES10-13
Bull Hill
RES10-25
RES10-24
RES09-21
RES10-23
RES10-06
RES10-07
RES10-04
RES10-05
RES10-03
RES10-02
RES10-01
Bear Lodge Project
Rare Element Resources
2010 Drill Program
RER 2010 Drill Holes with Assays
RER 2010 Drill Holes
RER 2009 Drill Holes
RER Pre-2009 Drill Holes
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200 feet

Figure 1. Bull Hill area targets and drill hole locations.